

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2007

Mr. Ken L. Kenworthy, Sr.
Chief Financial Officer
9400 North Broadway, Suite 600
Oklahoma City, OK 73114

> **Re: GMX Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Response Letter Dated June 11, 2007**
> **File No. 0-32325**

Dear Mr. Kenworthy:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements, page F-1

Note B – Property and Equipment, page F-18

1. We have read your response to prior comment six, in which you indicate that you will amend your filing to include a table of acquisition costs not subject to amortization as of the most recent year, in each of the three most recent fiscal years, and in the aggregate for any earlier fiscal years in which costs were incurred. Please further revise your table to provide the same information for exploration and development costs, if any, in accordance with Rule 4-10(c)(7)(ii) of Regulation S-X.

Engineering Comments

Supplemental Oil and Natural Gas Reserve Data, page F-26

2.   From your reserve report it appears that your past production from the Cotton
        Valley has averaged approximately 5 barrels of liquids per million cubic feet of
        gas produced. However, we note that your estimate of reserves appears to
        attribute 10 barrels of liquids per million cubic feet of gas reserves. In view of
        the historical average of liquid reserves per million cubic feet of gas reserves
        demonstrated for the Cotton Valley wells, explain why you believe the estimated
        quantities of 10 barrels of liquids per million cubic feet used in your reserve
        calculations are reasonable.

3.   We note from the reserve report the average EUR from the Cotton Valley wells is
        approximately 960 MMCF. However, for your PUD reserves we note that you
        appear to estimate an average of 1,250 MMCF gross reserves per well. Please
        provide us with the justification for this 30% increase in reserves versus the
        existing wells.

4.   We note that you have attributed approximately 4,500 MMCF and 5,400 MMCF
        of gross reserves respectively to the Cadenhead 6H and 9H wells. Please provide
        us the technical justification for these reserve estimates.   Also, tell us why these
        are classified as proved developed behind pipe reserves.

5.   We note that you attribute gross gas reserves of 1,188 MMCF to the Blocker
        Heirs No. 8 well. Please reconcile this reserve estimate with the average gross
        ultimate estimate of 175 MMCF for the other two wells on the same lease. Please
        tell us the current average daily gas production rate of the Blocker Heirs No. 8
        well.

6.   Your reserve report designates Cotton Valley PUD wells by a number rather than
        a lease and a location. Please provide us with the corresponding lease, well
        number and individual reserve estimate for each proved undeveloped well and
        designate each well to be a vertical or horizontal well.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our

comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744, or Don Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief